UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AMERICAN RETIREMENT CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

028913101 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed::

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 028913101	13G/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 4,554,000 6. SHARED VOTING POWER —0— 7. SOLE DISPOSITIVE POWER 4,554,000 8. SHARED DISPOSITIVE POWER —0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,554,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

CUSIP No. 028913101	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Special Situations Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,739,804 6. SHARED VOTING POWER —0— 7. SOLE DISPOSITIVE POWER 1,739,804 8. SHARED DISPOSITIVE POWER —0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,804
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 028913101	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Special Situations Offshore Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,870,481 6. SHARED VOTING POWER —0— 7. SOLE DISPOSITIVE POWER 1,870,481 8. SHARED DISPOSITIVE POWER —0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,870,481
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 028913101	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 4,554,000 6. SHARED VOTING POWER —0— 7. SOLE DISPOSITIVE POWER 4,554,000 8. SHARED DISPOSITIVE POWER —0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,554,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 028913101	13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 4,554,000 6. SHARED VOTING POWER —0— 7. SOLE DISPOSITIVE POWER 4,554,000 8. SHARED DISPOSITIVE POWER —0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,554,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 028913101	13G	Page 7 of 11 Pages

Item 1	(a).	Name of Issuer:

The name of the issuer is American Retirement Corporation (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive office is located at 111 Westwood Place, Suite 200, Brentwood, TN 37207.

Item 2	(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by:

(i)      Mercury Real Estate Advisors LLC, a Delaware limited liability company and registered investment adviser (“Mercury Advisors”), with respect to the shares of Common Stock (as defined below) of the Issuer held by Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund, Silvercrest Real Estate Fund (International), Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd. and Silvercreek SAV LLC (collectively, the “Funds”), of which Mercury Advisors is the investment adviser. Mercury Advisors has investment discretion with respect to the shares of Common Stock of the Issuer held by the Funds. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

(ii) Mercury Special Situations Fund LP, with respect to shares of Common Stock of the Issuer it holds directly.

(iii) Mercury Special Situations Offshore Fund, Ltd., with respect to shares of Common Stock of the Issuer it holds directly.

(iv) David R. Jarvis, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by the Funds.

(v) Malcolm F. MacLean IV, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by the Funds.

ITEM 2	(b).	Address of Principal Business Office or, if none, Residence: 100 Field Point Road Greenwich, CT 06830

ITEM 2	(c).	Citizenship:

(i) Mercury Real Estate Advisors LLC is a Delaware limited liability company.

(ii) Mercury Special Situations Fund LP is a Delaware limited partnership.

(iii) Mercury Special Situations Offshore Fund, Ltd. is a British Virgin Islands company.

(iv) Mr. Jarvis is a United States citizen.

(v) Mr. MacLean is a United States citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

028913101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ Investment adviser in accordance with Rule 13d01(b)(1)(ii)(E).

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d01(b)(1)(ii)(F).

	(g)	☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 028913101	13G	Page 8 of 11 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Mercury Real Estate Advisors LLC:

	(a)	Amount beneficially owned: 4,554,000 shares

	(b)	Percent of class: 14.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 4,554,000 shares

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 4,554,000 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

David R. Jarvis:

	(a)	Amount beneficially owned: 4,554,000 shares

	(b)	Percent of class: 14.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 4,554,000 shares

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 4,554,000 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

Malcolm F. MacLean IV:

	(a)	Amount beneficially owned: 4,554,000 shares

	(b)	Percent of class: 14.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 4,554,000 shares

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 4,554,000 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

Mercury Special Situations Fund LP:

	(a)	Amount beneficially owned: 1,739,804 shares

	(b)	Percent of class: 5.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 1,739,804 shares

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 1,739,804 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

Mercury Special Situations Offshore Fund, Ltd.:

	(a)	Amount beneficially owned: 1,870,481 shares

	(b)	Percent of class: 5.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 1,870,481 shares

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 1,870,481 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Items 2(a) and 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 028913101	13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MERCURY SPECIAL SITUATIONS FUND LP

By: Mercury Securities II LLC, its General Partner

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MERCURY SPECIAL SITUATIONS OFFSHORE FUND, LTD.

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Director
Name/Title

/s/ David R. Jarvis
David R. Jarvis, Individually

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Individually

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. *

*	Filed with the Schedule 13G/A on April 15, 2005.